

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Christopher Capelli, M.D.
Director and Chief Executive Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, TX 77081

> **Re: Soliton, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2019**
> **File No. 333-234597**

Dear Dr. Capelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cavas S. Pavri, Esq.